UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL COMPLETED PLACEMENT OF ITS 05 SERIES BONDS

Moscow, Russia – October 21, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that it has completed placement of non-convertible interest-bearing documentary bonds of 05 series with total value of 5 billion rubles.
Mechel completed placement of its secured non-convertible interest-bearing documentary bonds payable on demand, an opportunity for early redemption at holders’ request and issuer’s discretion provided. Maturity falls 3 276 days after placement date, id est on October 9, 2018. Payment of 36 quarterly coupons and three-year offer for early redemption of bonds provided for.
Placement was performed by public subscription under the terms and conditions of
Securities Prospectus and Decision on Securities Issuance through collection of purchasers’ applications for fixed-price purchase of bonds with coupon rate for the first coupon period.
Securities offered in the amount of 5 million, nominal value of each bond being
1 000 rubles. Coupon rate for the first coupon period set at 12.5% per annum.
VTB Capital, Gazprombank and Sberbank acted as arrangers for the placement,
Uglemetbank being its lead co-arranger.
Stanislav Ploschenko, Mechel’s CFO commented: “We are satisfied with placement results. High demand for our bonds and trends for reduction of borrowing cost provide Russian companies with further opportunities to overcome the downturn manifestations for a transition to investment-driven growth stage. Russian capital market potential allowed for cost-efficient fundraising for Elga coal mine development. We hope as well financial institutions will regard the outcome as a price guidepost in respect of long-term unsecured debt of the company”.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 21, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO